Mind Medicine (MindMed) Inc.

One World Trade Center

Suite 8500

New York, New York 10007

VIA EDGAR

May 12, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chris Edwards

Re:	Mind Medicine (MindMed) Inc.
Registration Statement on Form S-3 File No. 333-264648

Acceleration Request
Requested Date: Monday, May 16, 2022
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-264648) (as amended to date, the “Registration Statement”) to become effective on Monday, May 16, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes each of Christian Plaza and Ryan Sansom of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Ryan Sansom of Cooley LLP, counsel to the undersigned registrant, at (617) 937-2335.

[Signature Page Follows]

Sincerely,

MIND MEDICINE (MINDMED) INC.

By:	/s/ Robert Barrow
Robert Barrow
Chief Executive Officer and Director

cc:	Cynthia Hu, Mind Medicine (MindMed) Inc.

Christian Plaza, Cooley LLP

Ryan Sansom, Cooley LLP